Exhibit 1

Milan, July 3rd, 2013

To:
Gentium S.p.A.
Piazza XX Settembre 2,
22079 – Villa Guardia (CO)
Italy

RE:	Royalty Payment - waiver

Dear Sirs,

Reference is made to the Master Agreement dated as of December 28, 2006 and signed by Gentium S.p.A., Crinos S.p.A. and Stada Financial Investments Ltd (herein after the “Master Agreement”) and capitalized terms used in this letter and not otherwise defined herein shall maintain the same meaning given to them in the Master Agreement.

According to the provisions of Article 3.2 of the Master Agreement, Crinos S.p.A. was granted with the right to receive a royalty payment “equal to 1,5% of the Net Sales realized for the treatment and prevention of VOD in Europe for a period of seven years starting from the official launch date of the first approved VOD indication (treatment or prevention) of the Product in any of Germany, France, Italy, United Kingdom or Spain (whichever country such indication is first launched)”.

We hereby formally and irrevocably declare to waive our right arising from the above mentioned Article 3.2 of the Master Agreement, with effect starting from today, July 3rd, 2013.

It is however agreed that this waive letter is linked to the delivery of the updated Dossier relevant to the AIC Genkinase, to be provided by Gentium S.p.A. according to the provisions of the master agreement signed as of today with our affiliate EG S.p.A.

Should Gentium S.p.A. not complete the update of the Dossier - as set forth in the above mentioned master agreement - within July 31st, 2013, the terms and conditions set forth herein will be considered invalid.

We hereby declare to have nothing to claim from Gentium S.p.A. and its shareholders or directors or other affiliates, for any reason or cause in connection to the royalty payment as set forth in the Article 3.2 of the Master Agreement and therefore we release and forever discharge Gentium S.p.A. from all debts, obligations, promises, agreements, controversies, damages, expenses, claims or demand which we may ever had, or which may arise in the future, regarding any matter connected to the provisions of Article 3.2 thereof.

We represent, warrant and acknowledge that Gentium S.p.A. does not owe us – and never will owe - whatsoever commission, royalty, bonus or other compensation, benefit, payment or form of remuneration of any kind or nature, in relation to the provisions of Article 3.2 of the Master Agreement.

Kindest regards

Crinos S.p.A. The Managing Director /s/ Dott. Enrique Hausermann